Filed pursuant to
                                                                  Rule 424(b)(3)
                                                           File Number 333-82870

Prospectus Supplement

(To Prospectus dated February 28, 2002, as supplemented by the Prospectus Supplements dated April 1, 2002, April 10, 2002, April 17, 2002, May 1, 2002 and May 2, 2002)


First Quarter 2002 Financial Results

         In May 2002 VINA filed its Form 10-Q for the first quarter ended March 31, 2002 with the Securities and Exchange Commission. The information on the following pages is added to the Prospectus.

Item 1. Condensed Consolidated Financial Statements

                             VINA Technologies, Inc.
                      Condensed Consolidated Balance Sheets
               (In thousands, except share and per share amounts)
                                   (unaudited)

                                                                                    December 31,          March 31,
                                                                                        2001                 2002
                                                                                     ---------            ---------
ASSETS

Current assets:
   Cash and cash equivalents .............................................           $  15,805            $  20,134
   Short-term investments ................................................                 500                  500
   Common stock subscription receivable ..................................               9,589                 --
   Accounts receivable, net ..............................................               9,843                3,173
   Inventories ...........................................................               4,903                5,137
   Prepaid expenses and other ............................................               1,555                1,363
                                                                                     ---------            ---------

     Total current assets ................................................              42,195               30,307

Property and equipment, net ..............................................               5,271                4,684
Other assets .............................................................                 356                  358
Intangibles assets, net ..................................................               5,663                2,489
Goodwill, net ............................................................              26,426                 --
                                                                                     ---------            ---------

     Total assets ........................................................           $  79,911            $  37,838
                                                                                     =========            =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable ......................................................           $   7,798            $   6,209
   Accrued compensation and related benefits .............................               2,333                2,179
   Accrued warranty ......................................................                 696                  667
   Other current liabilities .............................................               2,810                2,581
                                                                                     ---------            ---------

     Total current liabilities ...........................................              13,637               11,636
                                                                                     ---------            ---------

Stockholders' equity:
Convertible preferred stock; $0.0001 par value; 5,000,000 shares
   authorized; none outstanding ..........................................                --                   --
Common stock; $0.0001 par value; 125,000,000 shares authorized; shares
   outstanding:  2001, 62,013,759; 2002, 62,259,271 ......................                   6                    6
   Additional paid-in capital ............................................             194,814              194,902
   Deferred stock compensation ...........................................              (7,106)              (5,419)
   Accumulated deficit ...................................................            (121,440)            (163,287)
                                                                                     ---------            ---------

     Total stockholders' equity ..........................................              66,274               26,202
                                                                                     ---------            ---------

     Total liabilities and stockholders' equity ..........................           $  79,911            $  37,838
                                                                                     =========            =========

            See notes to condensed consolidated financial statements

                             VINA Technologies, Inc.
                 Condensed Consolidated Statements of Operations
                    (In thousands, except per share amounts)
                                   (unaudited)

                                                                                              Three Months Ended
                                                                                                   March 31,
                                                                                                   ---------
                                                                                            2001                2002
                                                                                            ----                ----

Net revenue ....................................................................          $ 11,029           $  4,749
Cost of revenue (excluding stock-based compensation) ...........................             8,246              5,288
                                                                                          --------           --------
Gross profit (loss) (excluding stock-based compensation) .......................             2,783               (539)
                                                                                          --------           --------
Costs and expenses:
  Research and development (excluding stock-based compensation) ................             4,705              5,423
  Selling, general and administrative (excluding stock-based compensation) .....             6,511              4,704
 Stock-based compensation, net* ................................................             4,844              1,653
  In-process research and development ..........................................             5,081               --
  Amortization of goodwill and intangible assets ...............................               830                324
  Impairment of goodwill and intangible assets .................................              --               29,276
                                                                                          --------           --------
      Total costs and expenses .................................................            21,971             41,380
                                                                                          --------           --------
Loss from operations ...........................................................           (19,188)           (41,919)
Other income, net ..............................................................               612                 72
                                                                                          --------           --------
Net loss .......................................................................          ($18,576)          ($41,847)
                                                                                          ========           ========

Net loss per share, basic and diluted ..........................................          ($  0.57)          ($  0.68)
                                                                                          ========           ========
Shares used in computation basic and diluted ...................................            32,783             61,531
                                                                                          ========           ========


--------------------------------
* Stock-based compensation, net:
   Cost of revenue .............................................................          $    359           $    158
   Research and development ....................................................             1,589                401
   Selling, general and administrative .........................................             2,896              1,094
                                                                                          --------           --------
                                                                                          $  4,844           $  1,653
                                                                                          ========           ========

            See notes to condensed consolidated financial statements

                             VINA Technologies, Inc.
                 Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                   (unaudited)

                                                                                               Three Months Ended
                                                                                                    March 31,
                                                                                                    ---------
                                                                                            2001                  2002
                                                                                          --------              --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss ..................................................................             $(18,576)             $(41,847)
  Reconciliation of net loss to net cash used in operating
       activities:
    Depreciation and amortization ...........................................                1,446                   909
    Disposal of property and equipment ......................................                 --                     304
    Impairment of goodwill and intangible assets ............................                 --                  29,276
    Stock-based compensation, net ...........................................                4,844                 1,653
    In-process research and development .....................................                5,081                  --
  Changes in operating assets and liabilities:
    Accounts receivable .....................................................               (1,884)                6,670
    Inventories .............................................................                2,430                  (234)
    Prepaid expenses and other ..............................................                1,222                   192
    Other assets ............................................................                  (75)                   (2)
    Accounts payable ........................................................                  138                (1,589)
    Accrued compensation and related benefits ...............................               (1,609)                 (154)
    Accrued warranty ........................................................                   32                   (29)
    Other current liabilities ...............................................                 (607)                 (229)
                                                                                          --------              --------
      Net cash used in operating activities .................................               (7,558)               (5,080)
                                                                                          --------              --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment .......................................                 (948)                 (302)
  Acquisition of business, net of cash acquired .............................                 (454)                 --
  Purchases of short-term investments .......................................                 (550)                 --
  Proceeds from sales/maturities of short-term investments ..................               12,394                  --
                                                                                          --------              --------
      Net cash provided by (used in) investing activities ...................               10,442                  (302)
                                                                                          --------              --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock ........................................                  721                 9,803
  Repurchase of common stock ................................................                 (500)                  (92)
                                                                                          --------              --------
      Net cash provided by financing activities .............................                  221                 9,711
                                                                                          --------              --------

NET CHANGE IN CASH AND CASH EQUIVALENTS .....................................                3,105                 4,329

CASH AND CASH EQUIVALENTS, Beginning of period ..............................                7,740                15,805
                                                                                          --------              --------

CASH AND CASH EQUIVALENTS, End of period ....................................             $ 10,845              $ 20,134
                                                                                          ========              ========

            See notes to condensed consolidated financial statements

                             VINA TECHNOLOGIES, INC.

              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)

1. Unaudited Interim Financial Information

         Business - VINA Technologies, Inc. (the Company or VINA), incorporated in June 1996, designs, develops, markets and sells multiservice broadband access communications equipment that enables telecommunications service providers to deliver bundled voice and data services. We have incurred significant losses since inception and expect that net losses and negative cash flows from operations will continue for the foreseeable future.

         Basis of Presentation -- The condensed consolidated financial statements include our accounts and those of our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying interim financial information is unaudited and has been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, it does not include all of the information and notes required by generally accepted accounting principles for annual financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three-months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to our reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2001.

         Revenue Recognition -- We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. We generate revenue from sale of products and related services to communications service providers and through original equipment manufacturers and value added resellers.

         Product revenue is generated from the sale of communications equipment embedded with software that is essential to its functionality, and accordingly, we account for these transactions in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and Statement of Position (SOP) 97-2, Software Revenue Recognition. Product revenue is recognized when all SAB No. 101 and SOP 97-2 criteria are met which generally occurs at the time of shipment. In multiple element arrangements where there are undelivered elements at the time of shipment, product revenue is recognized at the time of shipment as the residual value of the arrangement after allocation of fair value to the undelivered elements based on vendor specific objective evidence (VSOE). There is no VSOE on the sales of communications equipment due to the wide range in customer discounts provided by us.

         Service revenue is generated from the sale of installation, training and post contract customer support (PCS) agreements related to the communications equipment. We also account for these transactions in accordance with SAB No. 101 and SOP 97-2, and as such recognizes revenue when all of the related revenue recognition criteria are met which is: (i) at the time the installation or training service is delivered; and (ii) ratably over the term of the PCS agreement. In multiple element arrangements where these services are undelivered when the communications equipment is shipped, we defer the fair value of these undelivered elements based on VSOE and recognizes revenue as the services are delivered. VSOE of these elements is based on stand-alone sales (including renewal rates of PCS agreements) of the services. For all periods presented service revenue has been less than 10% of total net revenue.

         We also record a provision for estimated sales and warranty costs at the time the product revenue is recognized.

         Comprehensive Loss - Comprehensive loss for the three months ended March 31, 2001 and 2002 was the same as net loss.

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and Statement of Financial Accounting Standards SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will be tested at least annually for impairment. We adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, we have stopped the amortization of intangible assets with indefinite lives (goodwill, which includes the reclass of workforce-in-place) with a net carrying value of $27.3 million at December 31, 2001 and annual amortization of $8.8 million that resulted from business combinations initiated prior to the adoption of SFAS No. 141. We evaluated goodwill under SFAS No. 142 upon adoption, on January 1, 2002, and determined that there was no impairment. However, in accordance with SFAS No. 142, we were required to reevaluate goodwill and other intangibles for impairment in March 2002 because events and circumstances changed that more likely than not would reduce the fair value of the reporting unit below its carrying amount.

         Recent Accounting Standards - In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for us on January 1, 2002. The adoption of this statement did not have an impact on our financial position, results of operations or cash flows.

         In November 2001, consensus was reached by the Emerging Issues Task Force (EITF) on EITF No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. EITF No. 01-09 addresses the accounting consideration given by a vendor to a customer. The EITF is effective for us on January 1, 2002. The adoption of this statement will result in the reclassification of sale and marketing expenses to revenue in 2001 totaling $567,000. There were no amounts reclassified in the first quarter of 2001.

2. Inventories

         Inventories consist of the following (in thousands):

                                                     December 31,      March 31,
                                                         2001            2002
                                                       --------       ----------
            Raw materials and subassemblies.......      $1,783         $    852
            Finished goods........................       3,120            4,285
                                                        ------         --------
            Inventories...........................      $4,903         $  5,137
                                                        ======         ========

3. Net Loss Per Share

         The following is a calculation of the denominators used for the basic and diluted net loss per share computations (in thousands):

                                                             Three Months Ended
                                                                  March,
                                                            -------------------
                                                             2001        2002
                                                            ------      ------

Weighted average common shares outstanding..............    34,173      62,207
Weighted average common shares outstanding subject to
   repurchase...........................................    (1,390)       (676)
                                                            ------      ------
Shares used in computation, basic and diluted...........    32,783      61,531
                                                            ======      ======

         During the three months ended March 31, 2001 and 2002, we had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted earnings per shares in such periods, as their effect would have been antidilutive due to the net loss reported in such periods. Such outstanding securities consist of the following at: March 31, 2001, 1,415,221 shares of common stock subject to repurchase and options to purchase 13,577,340 shares of common stock; March 31, 2002, 577,774 shares of common stock subject to repurchase and options to purchase 12,668,119 shares of common stock, and warrants to purchase 7,090,000 shares of common stock.

4. Goodwill and Intangible Assets

         As VINA operates in one reportable segment, the design, development, marketing and sale of multiservice broadband access communications equipment, and has only one reporting unit, VINA consolidated, the measurement of the fair value for our goodwill is our market capitalization. The deterioration of the telecom industry and the decline in our current product sales in the first quarter were factors that required the Company to evaluate the fair value of the goodwill. Management evaluated our fair value as determined by its market capitalization against its carrying value, net assets, and determined that goodwill was impaired. In addition, under SFAS No. 144 "Accounting for the impairment of Disposal of Long-Lived Assets" the Company evaluated the intangible assets for impairment and determined a portion of the intangible assets were impaired. We recorded a $29.3 million impairment charge during the quarter ended March 31, 2002. The amount was comprised of $27.3 million of goodwill and $2.0 million of intangible assets.

Intangible assets consist of the following (in thousands):

                                             Dec. 31, 2001                         March 31, 2002

                                                 Accumul-                        Accumul-
                         Amorti-       Gross      ated                Gross       ated
                         zation      Carrying    Amorti-             Carrying     Amorti-   Impairment
                         Period       Amount     zation      Net      Amount      zation       Loss        Net
                        ---------   ---------- ---------- --------- ---------- ----------- ------------ ----------
Core technology          4 years    $ 3,022     $  (630)    $ 2,392    $ 3,022     $  (819)    $(1,457)    $   746
Current technology       4 years        310         (64)        246        310         (83)       (227)       --
Trade name               4 years        346         (73)        273        346         (73)       (273)    $  --
Intellectual property    4 years      1,859           0       1,859      1,859        (116)       --       $ 1,743
Workforce-in-place       3 years      1,236        (343)        893       --          --          --       $  --

                                    -------     -------     -------    -------     -------     -------     -------
Total                               $ 6,773     $(1,110)    $ 5,663    $ 5,537     $(1,091)    $(1,957)    $ 2,489
                                    =======     =======     =======    =======     =======     =======     =======

All of VINA's intangible assets are subject to amortization except for workforce-in-place and tradename. Workforce in place was recorded as goodwill as of January 1, 2002.

Estimated future amortization expense is as follows (in thousands):
                                    Fiscal year                  Total
                                                                 -----
                   (Remaining nine months) 2002                  $ 540
                                           2003                    721
                                           2004                    721
                                           2005                    507

                                                                ------
                             Total Amortization                 $2,489
                                                                ======

The changes in the carrying amount of goodwill for the three months ended March 31, 2002 are as follows (in thousands):

Balance as of January 1, 2002             $    27,319
Impairment loss                               (27,319)
                                          -----------
Balance as of March 31, 2002              $        --
                                          ===========

Had the provision of FAS No. 142 been applied for the three months ended March 31, 2001, our net loss and net loss per share would have been as follows (in thousands except per share amounts):

                                              March 31, 2001     March 31, 2002
                                              --------------     --------------
Net loss as reported                              (18,576)         $  (41,847)
Add back amortization:
    Goodwill                                          720                --
    Workforce-in-place                                 34                --
     Tradename                                          7                --

                                                  -------          ----------
Adjusted net loss                                 (17,815)         $  (41,847)
                                                  =======          ==========

EPS - basic and diluted, as reported                (0.57)         $    (0.68)
Goodwill, workforce-in-place and
tradename amortization                               0.03                --

                                                  -------          ----------
Adjusted EPS                                        (0.54)         $    (0.68)
                                                  =======          ==========

5. Acquisition

         On February 27, 2001, we completed the acquisition of Woodwind Communications Systems, Inc (Woodwind), a provider of voice-over-broadband network edge solutions. The acquisition was accounted for as a purchase. To acquire Woodwind, we paid $7.5 million in cash, issued 4.15 million shares of VINA common stock with a fair value of $39.5 million, and converted all outstanding Woodwind options into options to purchase 1.1 million of VINA common stock with a fair value of $2.6 million. In addition, we assumed certain operating assets and liabilities of Woodwind and incurred acquisition expenses of $726,000. In connection with the acquisition, we recorded $43.6 million of goodwill and intangible assets, which were amortized over useful lives of three to four years. We also recorded a one-time charge of $5.1 million in 2001 for purchased in-process technology.

Pro Forma Financial Results

         The   operating   results  of  Woodwind   have  been  included  in  the
accompanying condensed consolidated statement of operations since its acquisition date. The following selected unaudited pro forma combined results of operations for the three months ended March 31, 2001 of the Company and Woodwind have been prepared assuming that the acquisition had occurred at the beginning of the period presented. The following pro forma financial information is not necessarily indicative of the actual results that would have occurred had the acquisition been completed at the beginning of the period indicated nor is it indicative of future operating results (in thousands, except per share data):

                                                                       March 31,
                                                                         2001
                                                                         ----
         Net revenue................................................    $11,031
         Net loss...................................................   ($18,246)
         Net loss per share.........................................     ($0.51)
         Shares used in calculation of net loss per share...........     35,457

The pro forma results of operations give effect to certain adjustments, including amortization of purchased intangibles, goodwill and deferred stock compensation associated with the acquisition. The $5.1 million charge for purchased in-process research and development has been excluded from the March 31, 2001 pro forma results, as it is a material nonrecurring charge.

6. Restructuring

         During the quarter ended March 31, 2002 there was no change in the restructuring accrual from December 31, 2001. The remaining restructuring accrual, of $46,000, pertains to severance and fringe benefits from the 2001 workforce reduction, which we expect to disburse in 2002.

7. Commitments and Contingencies

         VINA's contract manufacturer has obtained or has on order substantial amounts of inventory to meet our revenue forecasts. If future shipments do not utilize the committed inventory, the contract manufacturer has the right to bill us for any excess component and finished goods inventory. We also have a non-cancelable purchase order with a major chip supplier for one of our critical components. As of March 31, 2002, the estimated purchase commitments to those company's is $4.1 million.

         The high technology and telecommunications industry in which we operate is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. We are not a party to any such litigation; however any such litigation in the future could have a material adverse effect on our consolidated operations and cash flows.

8. Subsequent Event

         On April 1, 2002, Steven M. Bauman resigned as Chief Executive Officer and President and from the Board of Directors. W. Michael West, the Chairman of the Board of Directors, was appointed interim Chief Executive Officer upon Mr. Bauman's resignation.

         During April 2002, we announced and completed a restructuring plan intended to better align its operations with the changing market conditions. This plan was designed to prioritize VINA's high growth areas of business, focus on profit contribution and reduce expenses. This restructuring includes a workforce reduction and other operating reorganization. As a result of the restructuring efforts, we reduced our workforce by approximately 23%.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         When used in this report the words "may," "will," "could" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to expected net losses, expected cash flows, expected expenses, expected capital expenditures, expected deferred stock compensation, the extent of fluctuations in gross margins, the adequacy of capital resources, growth in operations, the ability to integrate companies and operations that we may acquire, expected reduction of operation costs, the timing and magnitude of cost reductions and associated charges resulting from our restructuring plan, our ability to reach a cash flow break-even position, our strategy with regard to protecting our proprietary technology, the ability to compete and respond to rapid technological change, the extent to which we can develop new products, expected customer concentration, ability to execute our business plan, the ability to resolve the software issues and related applications deficiencies of our MBX product and the expected date to ship the MBX products, the extent to which we can maintain relationships with vendors of emerging technologies, the extent to which and at what rate demand for our services increases, the extent to which the telecommunications industry experiences consolidation, our ability to expand our international operations and enter into new markets, the extent to which we and our ability to actively participate in marketing, business development and other programs, the extent to which we can expand our field sales operations and customer support organizations and build our infrastructure, the extent we can build market awareness of our company and our products, and the performance and utility of products and services.

         Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to the extent to which the current economic environment affects our current and potential customers' demand for our products, the effects of competition, competitive pricing and alternative technological advances, the extent to which our current and future products compete with the products of our customers, our ability to implement successfully and achieve the goals of our corporate restructuring plan, our ability to design, market and manufacture successfully products that address market demands, our ability to accurately predict our manufacturing requirements, our ability to maintain relationships with vendors of emerging technologies, changes in our business plans, our ability to integrate the former employees of Metrobility Optical Systems, Inc. into our company, our ability to retain and attract highly skilled engineers for our research and development activities, our ability to execute our business plan, and the risks set forth below under Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Factors That May Affect Results." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

         In this report, all references to "VINA" "we," "us," "our" or the "Company" mean VINA Technologies, Inc. and its subsidiaries, except where it is made clear that the term means only the parent company.

         This Form 10-Q includes the following registered trademarks as well as filed applications to register trademarks of VINA Technologies including:
Integrator-300, VINA, VINA Technologies, eLink-100, Multiservice Broadband Xchange, MX-500, MX-550, and Multiservice Xchange. All other trademarks and trade names appearing in this Form 10-Q are the property of their respective holders; for example, SLC, ConnectReach and AnyMedia are trademarks and trade names of Lucent Technologies. The inclusion of other companies' brand names and products in this Form 10-Q is not an endorsement of VINA.

         The following information should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto set forth in Item 1 of this quarterly report. We also urge readers to review and consider our disclosures describing various factors that could affect our business, including the disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors and the audited financial statements and notes thereto contained in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2002.

Recent Developments

         On April 1, 2002, Steven M. Bauman resigned as Chief Executive Officer and President and from the Board of Directors. W. Michael West, the Chairman of the Board of Directors, was appointed interim Chief Executive Officer upon Mr. Bauman's resignation.

         During April 2002 we announced and completed a restructuring plan intended to better align our operations with the changing market conditions. This plan was designed to prioritize VINA's high growth areas of business, focus on profit contribution and reduce expenses. This restructuring includes a workforce reduction and other operating reorganization. As a result of the restructuring efforts, we reduced our workforce by approximately 23%.

Overview

         VINA Technologies, Inc. is a leading developer of multiservice broadband access communications equipment that enables communications service providers to deliver bundled voice and data services. Our products integrate various broadband access technologies, including existing circuit-based and emerging packet-based networks, onto a single platform to alleviate capacity constraints in communications networks.

         From our inception in June 1996 through February 1997, our operating activities related primarily to developing and testing prototype products, commencing the staffing of our sales and customer service organizations and establishing relationships with our customers. We began shipping our Multiservice Integrator-300 product family in March 1997, our Multiservice Xchange product in May 1999 and our MBX product in September 2001. Since inception, we have incurred significant losses, and as of March 31, 2002, we had an accumulated deficit of $163.3 million.

         We market and sell our products and services directly to communications service providers and through OEM customers and value-added resellers, or VARs. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Product revenue is generated from the sale of communications equipment embedded with software that is essential to its functionality, and accordingly, we account for these transactions in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and Statement of Position (SOP) 97-2, Software Revenue Recognition. Product revenue is recognized when all SAB No. 101 and SOP 97-2 criteria are met, which generally occurs at the time of shipment. In multiple element arrangements where there are undelivered elements at the time of shipment, product revenue is recognized at the time of shipment as the residual value of the arrangement after allocation of fair value to the undelivered elements based on vendor specific objective evidence (VSOE). Service revenue is generated from the sale of installation, training and post contract customer support (PCS) agreements related to the communications equipment. We also account for these transactions in accordance with SAB No. 101 and SOP 97-2, and as such recognize revenue when all of the related revenue recognition criteria are met which is (i) at the time the installation or training service is delivered; and (ii) ratably over the term of the PCS agreement. In multiple element arrangements where these services are undelivered when the communications equipment is shipped, we defer the fair value of these undelivered elements based on VSOE and recognizes revenue as the services are delivered. We also record a provision for estimated sales returns and warranty costs at the time the product revenue is recognized.

         Our customer base is highly concentrated. A relatively small number of customers have accounted for a significant portion of our historical net revenue. Our three largest customers accounted for approximately 74% of our net revenue for the year ended December 31, 2001, specifically sales to Lucent Technologies, Nuvox Communications, and Advanced Telecom Group accounted for 42%, 20% and 12%, respectively. In May 2002, Advanced Telecom Group filed for bankruptcy under chapter 11 of the United States bankruptcy code. While the level of sales to any specific customer is anticipated to vary from period to period, we expect that we will continue to experience significant customer concentration for the foreseeable future. To date, international sales have not been significant. International sales have been denominated primarily in U.S. dollars and, accordingly, we have not been exposed to significant fluctuations in foreign currency exchange rates.

         Cost of revenue consists primarily of costs of products manufactured by a third-party contract manufacturer, component costs, depreciation of property and equipment, personnel related costs to manage the contract manufacturer and warranty costs, and excludes amortization of deferred stock compensation. We conduct program management, manufacturing engineering, quality assurance and documentation control at our facility in Newark, California. We outsource our manufacturing and testing requirements to Benchmark Electronics. Accordingly, a significant portion of our cost of revenue consists of payments to this contract manufacturer.

         We expect our gross margin to be affected by many factors, including competitive pricing pressures, fluctuations in manufacturing volumes, inventory obsolescence, costs of components and sub-assemblies, costs from our contract manufacturers and the mix of products or system configurations sold.
Additionally, our gross margin may fluctuate due to changes in our mix of distribution channels. Currently, we derive a significant portion of our revenue from sales made to our OEM customers. A significant increase in revenue to these OEM customers would adversely reduce our gross margin percentage.

         Research and development expenses consist primarily of personnel and related costs, consulting expenses and prototype costs related to the design, development, testing and enhancement of our multiservice broadband access products, and excludes amortization of deferred stock compensation. We expense all of our research and development expenses as incurred.

         Selling, general and administrative expenses consist primarily of personnel and related costs, including salaries and commissions for personnel engaged in direct and indirect selling and marketing and other administrative functions and promotional costs, including trade shows and related costs, and excludes amortization of deferred stock compensation.

         Stock-based compensation consists of the fair value of stock options granted to non-employees for services and the amortization of deferred stock compensation on stock options granted to employees. Deferred stock compensation represents the difference between the deemed fair market value of our common stock at the time of the grant of the option and the exercise prices of these options. We are amortizing deferred stock compensation using a multiple option award valuation approach over the vesting periods of the applicable options, which is generally four years. The amortization of deferred stock compensation, based upon options granted through March 31, 2002, is expected to be $3.3 million in the next three quarters of 2002, $1.7 million in 2003 and $400,000 thereafter.

         We operate in one reportable segment, the design, development, marketing and sale of multiservice broadband access communications equipment, and has only one reporting unit, VINA consolidated, the measurement of the fair value for our goodwill is our market capitalization. The deterioration of the telecom industry and the decline in our current product sales in the first quarter were factors that required the Company to evaluate the fair value of the goodwill. Management evaluated our fair value as determined by its market capitalization against its carrying value, net assets, and determined that goodwill was impaired. In addition, under SFAS No. 144 "Accounting for the impairment of Disposal of Long-Lived Assets" the Company evaluated the intangible assets for impairment and determined a portion of the intangible assets were impaired. We recorded a $29.3 million impairment charge during the quarter ended March 31, 2002. The amount was comprised of $27.3 million of goodwill and $2.0 million of intangible assets.

         Other income, net, consists primarily of interest earned on our cash, cash equivalent and short-term investment balances partially offset by interest expense associated with our debt obligations.

Critical Accounting Policies

         Revenue Recognition -- We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectability is reasonably assured. We generate revenue from sale of products and related services to communications service providers and through original equipment manufacturers and value added resellers.

Results of Operations

         Three Months Ended March 31, 2002 and 2001

         Net revenue. Net revenue decreased to $4.7 million for the three months ended March 31, 2002 from $11.0 million for the three months ended March 31, 2001. The decline in net revenue in the first quarter of 2002 was primarily due to decreased unit sales of Integrator-300 and eLink products to existing customers.

         Cost of revenue. Cost of revenue decreased to $5.3 million for the three months ended March 31, 2002 from $8.2 million for the three months ended March 31, 2001. Gross profit (loss) decreased to ($539,000) for the three months ended March 31, 2002 from $2.8 million for the three months ended March 31, 2001. These decreases were the result of lower revenues for the three months ended March 31, 2002 compared to the three months ended March 31, 2001. Gross profit (loss) as a percentage of net revenue decreased to (11)% in the first quarter of 2002 from 25% in the first quarter of 2001. This decrease is primarily a result of lower net revenue causing fixed overhead and inventory costs to be a higher percentage of cost in the three months ended March 31, 2002.

         Research and development expenses. Research and development expenses increased to $5.4 million for the three months ended March 31, 2002 from $4.7 million for the three months ended March 31, 2001. Research and development expenses increased as a percentage of net revenue to 114% in the first quarter of 2002 compared to 43% in the first quarter of 2001. The increase in absolute dollar amounts was primarily a result of additional personnel costs, prototype expenses and consulting costs. As a result of our restructuring in April 2002, we anticipate research and development expenses will be lower throughout the remainder of 2002.

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased to $4.7 million for the three months ended March 31, 2002 from $6.5 million for the three months ended March 31, 2001. This decrease was primarily attributable to decreased personnel costs, as well as decreased consulting expenses. Selling, general and administrative expenses increased as a percentage of revenue to 99% for the first quarter of 2002 compared to 59% for the first quarter of 2001.

         Stock-based compensation. Stock-based compensation expense decreased to $1.7 million for the three months ended March 31, 2002 from $4.8 million for the three months ended March 31, 2001. Based on stock options granted, we expect to record $3.3 million of amortization of stock-based compensation in the next three quarters of 2002.

         Goodwill and intangible assets. We operate in one reportable segment, the design, development, marketing and sale of multiservice broadband access communications equipment, and has only one reporting unit, VINA consolidated, the measurement of the fair value for our goodwill is our market capitalization. The deterioration of the telecom industry and the decline in our current product sales in the first quarter were factors that required the Company to evaluate the fair value of the goodwill. Management evaluated our fair value as determined by its market capitalization against its carrying value, net assets, and determined that goodwill was impaired. In addition, under SFAS No. 144 "Accounting for the impairment of Disposal of Long-Lived Assets" the Company evaluated the intangible assets for impairment and determined a portion of the intangible assets were impaired. We recorded a $29.3 million impairment charge during the quarter ended March 31, 2002. The amount was comprised of $27.3 million of goodwill and $2.0 million of intangible assets.

         Other income, net. Other income, net for the three months ended March 31, 2002 decreased to $72,000 from $612,000 for the three months ended March 31, 2001. This decrease was primarily attributable to lower interest rates earned and lower average cash balances throughout the relevant period.

 Liquidity and Capital Resources

         Net cash used in operating activities was $5.1 million for the three months ended March 31, 2002 and $7.6 million for the three months ended March 31, 2001. Cash used in operating activities during the three months ended March 31, 2002 resulted primarily from net loss from operations of $41.8 million, an increase in inventory of $234,000, a decrease in current liabilities of $2.0 million, offset by a decrease in accounts receivable of $6.7 million and noncash activities including $29.3 million for impairment of goodwill and intangible assets, amortization of deferred stock compensation of $1.7 million, and $909,000 in depreciation and amortization charges.

         Net cash used in investing activities was $302,000 for the three months ended March 31, 2002 and net cash provided was $10.4 million for the three months ended March 31, 2001. Cash used by investing activities was due to purchases of property and equipment.

         Net cash provided by financing activities was $9.7 million for the three months ended March 31, 2002 and $221,000 for the three months ended March 31, 2001. Cash provided by financing activities as of March 31, 2002 was primarily due to $9.8 million of proceeds from the sale of common stock, offset by the repurchase of common stock of $92,000.

         We currently have no significant commitments for capital expenditures. We have purchase commitments for inventory purchases of approximately $4.1 million as of March 31, 2002. The purchase commitments are entered into as part of our normal operations.

         During April 2002, we announced a restructuring plan intended to better align our operations with changing market conditions. With our cost reduction efforts and if we successfully execute our business plan, we believe we will be able to reach a cash flow break-even position. We believe our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, we will from time to time review and may pursue additional financing opportunities. If we are unable to execute our business plan as anticipated we may need to obtain additional funding during 2002, and we may seek to sell additional equity or debt securities or secure a bank line of credit. Currently, we have no other immediately available sources of liquidity. The sale of additional equity or other securities could result in additional dilution to our stockholders. Arrangements for additional financing may not be available in amounts or on terms acceptable to us, if at all.

                         FACTORS THAT MAY AFFECT RESULTS

         The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

                          Risks Related To Our Business

Because we have a limited operating history and operate in a new and rapidly evolving telecommunications market, you may have difficulty assessing our business and predicting our future financial results.

         We were incorporated in June 1996 and did not begin shipping our products until March 1997. Due to our limited operating history, it is difficult or impossible for us to predict our future results of operations.

We have a history of losses, we expect future losses,  and we may not be able to
generate   sufficient   net   revenue  in  the  future  to  achieve  or  sustain
profitability.

         We have incurred significant losses since inception and expect that our net losses and negative cash flow from operations will continue for the foreseeable future. We incurred net losses of approximately $17.1 million in 1999, $43.3 million in 2000, $47.9 million in 2001 and $41.9 million in the three months ended March 31, 2002. As of March 31, 2002, we had an accumulated deficit of approximately $163.3 million. To achieve profitability, we will need to generate and sustain substantially higher net revenue while maintaining reasonable cost and expense levels. We expect to continue to incur significant expenses for research and development, sales and marketing, customer support, developing direct sales and distribution channels, and general and administrative expenses.

We rely on a small number of telecommunications customers for substantial portions of our net revenue. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed.

         We derive almost all of our net revenue from direct sales to a small number of telecommunications customers and our indirect sales through Lucent Technologies, one of our original equipment manufacturers, or OEM, customers that sell and market our products. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed. Our three largest customers accounted for approximately 74% of our net revenue for the year ended December 31, 2001, specifically sales to Lucent Technologies, Nuvox Communications, and Advanced Telecom Group accounted for 42%, 20% and 12%, respectively. In May 2002, Advanced Telecom Group filed for bankruptcy under chapter 11 of the United States bankruptcy code. We expect that the telecommunications industry will continue to experience consolidation. If any of our customers is acquired by a company that is one of our competitors' customers, we may lose its business. In addition, if an OEM customer is acquired, we could lose that customer. For example, Intermedia Communications, one of our service provider customers, was acquired by MCI WorldCom. Also, the ultimate business success of our direct service provider customers, our OEM customers and value added resellers, or VARs, and our indirect customers who purchase our products through an OEM customer and VARs, could affect the demand for our products. In addition, any difficulty in collecting amounts due from one or more of our key customers could harm our operating results and financial condition. If any of these events occur, our net revenue could decline and our operating results and business could be harmed.

The difficulties experienced by many of our current and potential CLEC customers have had and are expected to continue to have an adverse effect on our business.

         To date, we have sold the majority of our products to competitive local exchange carrier, or CLEC, customers, either directly or through our OEM customers. CLECs have experienced extreme difficulties in obtaining financing for their businesses. As a result, CLECs have been forced to scale back their operations or terminate their operations. If our customers become unable to pay for shipped products, we may be required to write-off significant amounts of our accounts receivable. Similarly, if our customers order products and then suspend or cancel the orders prior to shipping, we will not generate revenues from the products we build. In such circumstances, our inventories may increase and our expenses will increase. Further, we may incur substantially higher inventory carrying costs and excess inventory that could become obsolete over time. We expect that our business will continue to be significantly and negatively affected unless and until there is substantial improvement in the ability of CLECs to finance their businesses.

Since the telecommunications industry is characterized by large purchase orders placed on an irregular basis, it is difficult to accurately forecast the timing and size of orders. Accordingly, our net revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

         We may receive purchase orders for significant dollar amounts on an irregular basis depending upon the timing of our customers' network deployment and sales and marketing efforts. Because orders we receive may have short lead times, we may not have sufficient inventory to fulfill these orders, and we may incur significant costs in attempting to expedite and fulfill these orders. In addition, orders expected in one quarter could shift to another because of the timing of our customers' purchase decisions and order reductions or cancellations. For example, under our OEM agreement with Lucent, Lucent has the right to delay previously placed orders for any reason. The time required for our customers to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Accordingly, our net revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

         Our  customers  have in the past  built,  and may in the future  build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. After building a significant inventory of our products, these parties may be faced with delays in these anticipated major projects for various reasons. For example, Lucent may be required to maintain a significant inventory of our products for longer periods than they originally anticipated, which would reduce future purchases. These reductions, in turn, could cause fluctuations in our future results of operations and severely harm our business and financial condition.

We have a limited order backlog. If we do not obtain substantial orders in a quarter, we may not meet our net revenue objectives for that quarter.

         Since inception, our order backlog at the beginning of each quarter has not been significant, and we expect this trend to continue for the foreseeable future. Accordingly, we must obtain substantial additional orders in a quarter for shipments in that quarter to achieve our net revenue objectives. Our sales agreements allow purchasers to delay scheduled delivery dates without penalty. Our customer purchase orders also allow purchasers to cancel orders within negotiated time frames without significant penalty. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of our products could occur near the end of our fiscal quarters. If we fail to ship products by the end of a quarter, our operating results could be adversely affected for that quarter.

Our products require substantial investment over a long product development cycle, and we may not realize any return on our investment.

         The development of new or enhanced products is a complex and uncertain process. We and our OEM customers have in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. For example, we expected to begin shipment of our MBX product in the second quarter of 2001, but the schedule for these shipments was delayed to the third quarter of 2001 because of continued development issues and then suspended temporarily due to the MBX's failure to meet all of its specified applications. Development costs and expenses are incurred before we generate any net revenue from sales of products resulting from these efforts. We intend to continue to incur substantial research and development expenses, which could have a negative impact on our earnings in future periods.

If we do not predict our manufacturing requirements accurately, we could incur additional costs and suffer manufacturing delays.

         We currently provide forecasts of our demand to our contract manufacturer 12 months prior to scheduled delivery of products to our customers. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our manufacturing requirements, demand for our products are lower than forecasted, or a product in our manufacturing forecast becomes obsolete, our contract manufacturer may have purchased excess or obsolete inventory. For example, in March 2001 we expensed $1.8 million for excess inventory purchase commitments and in March 2002 we expensed $1.7 million for excess inventory. For those parts that are unique to our products, we could be required to pay for these excess or obsolete parts and recognize related inventory write-offs. If we underestimate our requirements, our contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments which could negatively affect our net revenue in such periods.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses, experience product returns and lost sales and be subject to product liability claims.

         Our products are highly technical and are designed to be deployed in very large and complex networks. While our products have been tested, because of their nature, they can only be fully tested when deployed in networks that generate high amounts of voice or data traffic. Because of our short operating history, some of our products have not yet been broadly deployed. Consequently, our customers may discover errors or defects in our products after they have been broadly deployed. For example, following deployment of our MBX product it was discovered that the MBX failed to meet all of its specified applications. We have temporarily suspended deployment of the MBX. The MBX is still available to customers that require only limited applications. We are currently working to resolve the software issues and expect to begin reshipments of the MBX in our second quarter of 2002. However, we can give no assurances that we will meet this goal or that we will be able to resolve all the software issues and application deficiencies presented by the MBX. Failure to resolve the issues with our MBX product in a timely manner could result in the loss of customers and a decrease in net revenue and market share. In addition, our customers may use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. Any defects or errors in our products discovered in the future, or failures of our customers' networks, whether caused by our products or another vendor's products, could result in loss of customers or decrease in net revenue and market share.

         We may be subject to significant liability claims because our products are used in connection with critical communications services. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any of these claims, whether or not successful, could seriously damage our reputation and business.

Our net revenue could decline significantly if our relationship with our major OEM customer deteriorates.

         A significant portion of our net revenue is derived from sales to Lucent Technologies, one of our OEM customers. Our agreement with Lucent is not exclusive and does not contain minimum volume commitments. Lucent Technologies accounted for approximately 42% of our net revenue for the year ended December 31, 2001. Our OEM agreement with Lucent expires in May 2003, and we can give no assurances that we will be able to extend the term of our contract or enter into a new contract with Lucent. Lucent may terminate the agreement earlier upon 60 days' notice. At any time or after a short period of notice, Lucent could elect to cease marketing and selling our products. They may so elect for a number of reasons, including the acquisition by Lucent of one or more of our competitors or their technologies, or because one or more of our competitors introduces superior or more cost-effective products. In addition, we intend to develop and market new products that may compete directly with the products of Lucent, which may also harm our relationships with this customer. For example, our Multiservice Broadband Xchange, or MBX, product may compete with products offered by our OEM customers, including Lucent, which could adversely affect our relationship with that customer. Our existing relationship with Lucent could make it harder for us to establish similar relationships with Lucent's competitors. Any loss, reduction, delay or cancellation in expected sales to our OEM customers, the inability to extend our contract or enter into a new contract with Lucent on favorable terms, or our inability to establish similar relationships with new OEM customers in the future, would hurt our business and our ability to increase net revenue and could cause our quarterly results to fluctuate significantly.

Telecommunications networks are comprised of multiple hardware and software products from multiple vendors. If our products are not compatible with other companies' products within our customers' networks, orders will be delayed or cancelled.

         Many of our customers require that our products be designed to work with their existing networks, each of which may have different specifications and utilize multiple protocols that govern the way devices on the network communicate with each other. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products may be required to work with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products are not compatible with existing equipment in our customers' networks, whether open or proprietary, installations could be delayed, or orders for our products could be cancelled.

Our failure to enhance our existing products or develop and introduce new products that meet changing customer requirements and technological advances would limit our ability to sell our products.

         Our ability to increase net revenue will depend significantly on whether we are able to anticipate or adapt to rapid technological innovation in the telecommunications industry and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed.

         Developing new or enhanced products is a complex and uncertain process and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We must manage the transition from our older products to new or enhanced products to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. Any significant delay or failure to release new products or product enhancements on a timely and cost-effective basis could harm our reputation and customer relationships, provide a competitor with a first-to-market opportunity or allow a competitor to achieve greater market share.

If we fail to win contracts at the beginning of our telecommunications customers' deployment cycles, we may not be able to sell products to those customers for an extended period of time, which could inhibit our growth.

         Our existing and potential telecommunications customers generally select a limited number of suppliers at the beginning of a deployment cycle. As a result, if we are not selected as one of these suppliers, we may not have an opportunity to sell products to that customer until its next purchase cycle, which may be an extended period of time. In addition, if we fail to win contracts from existing and potential customers that are at an early stage in their design cycle, our ability to sell products to these customers in the future may be adversely affected because they may prefer to continue purchasing products from their existing vendor. Since we rely on a small number of customers for the majority of our sales, our failure to capitalize on limited opportunities to win contracts with these customers could severely harm us.

Since the sales cycle for our products is typically long and unpredictable, we have difficulty predicting future net revenue and our net revenue and operating results may fluctuate significantly.

         A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Our sales cycle varies from a few months to over a year. As a result, we may incur substantial sales and marketing expenses and expend significant management effort without any assurance of a sale. A long sales cycle also subjects us to other risks, including customers' budgetary constraints, internal acceptance reviews and order reductions or cancellations. Even after deciding to purchase our products, our customers often deploy our products slowly.

The telecommunications industry is characterized by rapidly changing technologies. If we are unable to develop and maintain strategic relationships with vendors of emerging technologies, we may not be able to meet the changing needs of our customers.

         Our success will depend on our ability to develop and maintain strategic relationships with vendors of emerging technologies. We depend on these relationships for access to information on technical developments and specifications that we need to develop our products. We also may not be able to predict which existing or potential partners will develop leading technologies or industry standards. We may not be able to maintain or develop strategic relationships or replace strategic partners that we lose. If we fail to develop or maintain strategic relationships with companies that develop necessary technologies or create industry standards, our products could become obsolete. We could also be at a competitive disadvantage in attempting to negotiate relationships with those potential partners in the future. In addition, if any strategic partner breaches or terminates its relationship with us, we may not be able to sustain or grow our business.

We depend upon a single contractor for most of our manufacturing needs. Termination of this relationship could impose significant costs on us and could harm or interfere with our ability to meet scheduled product deliveries.

         We do not have internal manufacturing capabilities and have generally relied primarily on a contract manufacturer, Benchmark Electronics, or Benchmark, to build our products. Effective April 1, 2001, we transferred primary manufacturing responsibility of our products from Flextronics International Limited to Benchmark. Under our agreement with Benchmark, Benchmark may cancel the contract on short notice and is not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Our reliance on Benchmark involves a number of risks, including the lack of operating history between us and Benchmark, absence of control over our manufacturing capacity, the unavailability of, or interruptions in, access to process technologies and reduced control over component availability, delivery schedules, manufacturing yields and costs. If our agreement or relationship with Benchmark is terminated, we will not have a primary manufacturing contract with any third party. We will have to immediately identify and qualify one or more acceptable alternative manufacturers, which could result in substantial manufacturing delays and cause us to incur significant costs. It is possible that an alternate source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and quality. Any significant interruption in manufacturing would harm our ability to meet our scheduled product deliveries to our customers, harm our reputation and could cause the loss of existing or potential customers, any of which could seriously harm our business and operating results.

We depend on sole source and limited source suppliers for key components. If we are unable to buy components on a timely basis, we will not be able to deliver our products to our customers on time which could cause us to lose customers. If we purchase excess components to reduce this risk, we may incur significant inventory costs.

         We obtain several of the key components used in our products, including interface circuits, microprocessors, digital signal processors, digital subscriber line modules and flash memory, from single or limited sources of supply. We have encountered, and expect in the future to encounter, difficulty in obtaining these components from our suppliers. We purchase most components on a purchase order basis and we do not have guaranteed supply arrangements with most of our key suppliers. Financial or other difficulties faced by our suppliers or significant changes in demand for these components could limit the availability of these components to us at acceptable prices and on a timely basis, if at all. Any interruption or delay in the supply of any of these components, or our inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would limit our ability to meet scheduled product deliveries to our customers or force us to reengineer our products, which may hurt our gross margins and our ability to deliver products on a timely basis, if at all. A substantial period of time could be required before we would begin receiving adequate supplies from alternative suppliers, if available. In addition, qualifying additional suppliers is time consuming and expensive and exposes us to potential supplier production difficulties or quality variations.

The telecommunications market is becoming increasingly global. While we plan to expand internationally, we have limited experience operating in international markets. In our efforts to expand internationally, we could become subject to new risks which could hamper our ability to establish and manage our international operations.

         We have sales and customer support personnel covering the United Kingdom and Latin America and have initiated distribution relationships in Europe. We have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, our international operations will be subject to other inherent risks, including:

         o the failure to adopt regulatory changes that facilitate the provisioning of competitive communications services;

         o    difficulties adhering to international protocol standards;

         o    expenses associated with customizing products for other countries;

         o    protectionist   laws  and  business  practices  that  favor  local
              competition;

         o reduced protection for intellectual property rights in some countries;

         o difficulties enforcing agreements through other legal systems and in complying with foreign laws;

         o    fluctuations in currency exchange rates;

         o    political and economic instability; and

         o    import or export licensing requirements.

The complex nature of our telecommunications products requires us to provide our customers with a high level of service and support by highly trained personnel. If we do not expand our customer service and support organization, we will not be able to meet our customers' demands.

         We currently have a small customer service and support organization, and we will need to increase these resources to support any increase in the needs of our existing and new customers. Hiring customer service and support personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. If we are unable to expand or maintain our customer service and support organization, our customers may become dissatisfied and we could lose customers and our reputation could be harmed. A reputation for poor service would prevent us from increasing sales to existing or new customers.

The competition for qualified personnel is particularly intense in our industry and in Northern California. If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

         Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, engineering and management personnel, many of whom would be difficult to replace. None of our officers or key employees is bound by an employment agreement for any specific term, and we do not have "key person" life insurance policies covering any of our employees. The competition for qualified personnel remains strong in our industry and in Northern California, where there is a high concentration of established and emerging growth technology companies. This competition makes it more difficult to retain our key personnel and to recruit new highly qualified personnel. Our Chief Executive Officer resigned April 1, 2002. W. Michael West, Chairman of the Board of Directors, has been appointed interim Chief Executive Officer. We are currently undertaking a search for a permanent Chief Executive Officer; however we do not know when, or if, we will find a suitable candidate. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing shareholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. If we are not able to attract and retain the necessary personnel, we could face delays in developing our products and implementing our sales and marketing plans, and we may not be able to grow our business.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Failure to protect our intellectual property will limit our ability to compete and result in a loss of a competitive advantage and decreased net revenue.

         Our success and ability to compete depend substantially on our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased net revenue. We presently have four U.S. patent applications pending, but no issued patents. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of many foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

         Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties have asserted, and may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, our agreements may require that we indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe or may infringe the proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation and divert the efforts of our technical and management personnel. These claims could cause us to stop selling, incorporating or using our products that use the challenged intellectual property and could also result in product shipment delays or require us to redesign or modify our products or enter into licensing agreements. These licensing agreements, if required, could increase our product costs and may not be available on terms acceptable to us, if at all.

If necessary  licenses of third-party  technology are not available to us or are
very   expensive,   we  may  be  unable  to  develop  new  products  or  product enhancements.

         From time to time we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products.

Because our headquarters are located in Northern California, which is a region containing active earthquake faults if a natural disaster occurs or the power energy crisis continues, our business could be shut down or severely impacted.

         Our business and operations depend on the extent to which our facility and products are protected against damage from fire, earthquakes, power loss and similar events. Despite precautions taken by us, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders.

        Risks Associated With The Multiservice Broadband Access Industry

Intense competition in the market for our telecommunications products could prevent us from increasing or sustaining our net revenue and prevent us from achieving or sustaining profitability.

         The market for multiservice broadband access products is highly competitive. We compete directly with numerous companies, including Accelerated Networks, Adtran, Alcatel, Carrier Access, Cisco Systems, Lucent Technologies, Siemens, Zhone Technologies and Polycom. Many of our current and potential competitors have longer operating histories, greater name recognition, significantly greater selling and marketing, technical, manufacturing, financial, customer support, professional services and other resources, including vendor-sponsored financing programs. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products to leverage their customer bases and broaden product offerings to gain market share. In addition, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or even render our products obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets and further intensify competition.

         We believe that our existing OEM customers continuously evaluate whether to offer their own multiservice broadband access devices. If our OEM customers decide to internally design and sell their own multiservice broadband access devices, or acquire one or more of our competitors or their broadband access technologies, they could eliminate or substantially reduce their purchases of our products. One of our OEM customers, Lucent Technologies, accounted for approximately 42% of our net revenue for the year ended December 31, 2001. In addition, our current growth may cause our OEM customers, including Lucent, to view us as greater competition. Our OEM relationships could also be harmed as we develop and market new products that may compete directly with the products of our OEM customer. For example, our MBX product may compete with products offered by Lucent, which could adversely affect our relationship with that customer. We cannot assure you that our OEM customers will continue to rely, or expand their reliance, on us as an external source of supply for their multiservice broadband access devices. Because we rely on one OEM customer for a substantial portion of our net revenue, a loss of sales to this OEM customer could seriously harm our business, financial condition and results of operations.

Because our industry is characterized by consolidation, we could potentially lose customers, which would harm our business.

         The markets in which we compete are characterized by increasing consolidation, as exemplified by the recent or pending acquisitions of Sonoma Systems by Nortel Networks, Efficient Networks by Siemens and PairGain
Technologies by ADC Telecommunications. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry.

Our products are subject to price reduction and margin pressures. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability could be seriously harmed.

         In the past, competitive pressures have forced us to reduce the prices of our products. In the second quarter of 1999, we reduced the price of our T1 Integrator product, now known as the Integrator-300, product in response to competition, which reduced our gross margins in subsequent periods. We expect similar price reductions to occur in the future in response to competitive pressures. In addition, our average selling prices decline when we negotiate volume price discounts with customers and utilize indirect distribution channels. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability would be seriously harmed.

Sales of our products depend on the widespread adoption of multiservice broadband access services and if the demand for multiservice broadband access services does not develop, then our results of operations and financial condition could be harmed.

         Our business will be harmed if the demand for multiservice broadband access services does not increase as rapidly as we anticipate, or if our customers' multiservice broadband access service offerings are not well received in the marketplace. Critical factors affecting the development of the multiservice broadband access services market include:

         o the development of a viable business model for multiservice broadband access services, including the capability to market, sell, install and maintain these services;

         o    the ability of competitive local exchange  carriers,  or CLECs, to
              obtain   sufficient   funding  and  to  successfully   grow  their
              businesses.

         o    cost   constraints,   such  as   installation,   space  and  power
              requirements at the central offices of incumbent local exchange carriers, or ILECs;

         o compatibility of equipment from multiple vendors in service provider networks;

         o evolving industry standards for transmission technologies and transport protocols;

         o varying and uncertain conditions of the communications network infrastructure, including quality and complexity, electrical interference, and crossover interference with voice and data telecommunications services;

         o    domestic and foreign government regulation; and

         The market for multiservice broadband access devices may fail to develop for these or other reasons or may develop more slowly than anticipated, which could harm our business.

If we fail to comply with regulations and evolving industry standards, sales of our existing and future products could be harmed.

         The markets for our products are characterized by a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. Our customers may require our products to comply with various standards, including those promulgated by the Federal Communications Commission, or FCC, standards established by Underwriters Laboratories and Telcordia Technologies or proprietary standards promoted by our competitors. In addition, our key competitors may establish proprietary standards which they might not make available to us. As a result, we may not be able to achieve compatibility with their products. Internationally, we may also be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

         The  jurisdiction  of the  FCC  extends  to the  entire  communications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers or their service offerings may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. If our customers are hurt by laws or regulations regarding their business, products or service offerings, demand for our products may decrease.

                Additional Risks That May Affect Our Stock Price

We may engage in future acquisitions or strategic investments that we may not be able to successfully integrate or manage, which could hurt our business. These acquisitions or strategic investments may also dilute our stockholders and cause us to incur debt and assume contingent liabilities.

         We may review acquisition prospects and strategic investments that could complement our current product offerings, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. For example, in February 2001 we acquired Woodwind Communications Systems, Inc., a provider of voice-over-broadband network edge access solutions, and in December 2001 we acquired certain assets of Metrobility Optical Systems, Inc., in both cases in exchange for shares of our common stock. The issuance of equity securities in connection with future acquisitions or investments could significantly dilute our investors. If we incur or assume debt in connection with future acquisitions or investments, we may incur interest charges that could increase our net loss. We have little experience in evaluating, completing, managing or integrating acquisitions and strategic investments. Acquisitions and strategic investments may entail numerous integration risks and impose costs on us, including:

         o difficulties in assimilating acquired operations, technologies or products including the loss of key employees;

         o    unanticipated costs;

         o    diversion  of  management's   attention  from  our  core  business
              concerns;

         o adverse effects on business relationships with our suppliers and customers or those of the acquired businesses;

         o risks of entering markets in which we have no or limited prior experience;

         o    assumption of contingent liabilities;

         o    incurrence  of  significant   amortization   expenses  related  to
              intangible assets; and

         o    incurrence of significant write-offs.

Our stock has traded at or below $1.00. If the trading of our common stock falls below $1.00 for an extended period, our stock may be delisted from the Nasdaq National Market.

         Our common stock has recently traded at or below $1.00. In April 2002, we received notification from Nasdaq that for 30 consecutive days, VINA's common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq National Market. To return to compliance, the bid price of VINA's common stock must close at or above $1.00 per share for at least 10 consecutive trading days by July 3, 2002. Failure to achieve compliance may result in VINA's common stock ceasing to be listed on the Nasdaq National Market. If our stock is delisted from the

Nasdaq National Market, our stockholders would find it more difficult to dispose of, and obtain accurate quotations as to the market value of, their shares, and the market price of our stock would likely decline further.

We may need to raise more capital, but the availability of additional financing is uncertain. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

         In the quarter ended December 31, 2001 we sold 22,150,369 shares of our common stock and warrants to purchase 7,090,000 shares of our common stock for approximately $14.2 million. If our capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage of equity ownership of our existing stockholders will be reduced. In addition, holders of these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, we may incur significant interest charges, and these securities would have rights, preferences and privileges senior to holders of common stock. The terms of these securities could also impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

Our stock price may be volatile, and you may not be able to resell our shares at or above the price you paid, or at all.

         In August 2000 we completed our initial public offering. Prior to our initial public offering there had not been a public market for our common stock. The stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The trading prices and valuations of many technology companies are substantially above historical levels. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

         Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline.

Many corporate actions would be controlled by officers, directors and affiliated entities, if they acted together, regardless of the desire of other investors to pursue an alternative course of action.

         As of March 31, 2002, our directors, executive officers and their affiliated entities beneficially owned approximately 71.1% of our outstanding common stock after giving affect to the stockholders rights agreement executed by Jeffrey Drazan and certain entities affiliated with Sierra Ventures. These stockholders, if they acted together, could exert control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

         Delaware law, our corporate charter and bylaws and our stockholder rights plan contain anti-takeover provisions that would delay or discourage take over attempts that stockholders may consider favorable.

         Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

         o the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

         o the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

         o    the establishment of a classified board of directors;

         o the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with terms set by the board of directors which rights could be senior to those of common stock; and

         o the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

         Each of these provisions could discourage potential take over attempts and could lower the market price of our common stock.

         We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of August 6, 2001. Each right, when exercisable, entitles the registered holder to purchase from VINA one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, at a price of $35.00 per one one-thousandth of a share, subject to adjustment. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 20% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.

         In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

         We are exposed to financial market risks related to interest rates and foreign currency exchange rates. Our investments in commercial paper and debt obligations are subject to interest rate risk, but due to the short-term nature of these investments, interest rate changes would not have a material impact on their value as of December 31, 2001 or at March 31, 2002. To date, our international sales have been denominated primarily in U.S. dollars, and accordingly, a hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or the results of operations. The functional currency of our subsidiary in the United Kingdom is the U.S. dollar and as the local accounts are maintained in British pounds, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or the results of operations.


             The date of this Prospectus Supplement is May 21, 2002